October 25, 2024

Paul Kellenberger
Chief Executive Officer
zSpace, Inc.
55 Nicholson Lane
San Jose, CA 95134

       Re: zSpace, Inc.
           Amendment No. 4 to Registration Statement on Form S-1
           Filed October 15, 2024
           File No. 333-280427
Dear Paul Kellenberger:

     We have reviewed your amended registration statement and have the following comments.

        Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments.

Amendment No. 4 to Registration Statement on Form S-1 filed on October 15, 2024 Prospectus Summary
Recent Developments and Recent Expected Results, page 6

1. Please revise to discuss the decline in the Net Dollar Retention Rate and the decline in net loss for the quarter ended September 30, 2024.
Recent Developments and Recent Expected Results, page 7

2. We note your statement that you or your independent registered public accounting firm "may identify items that require adjusting the preliminary estimates of revenue, gross profit margin, net loss, and Adjusted EBITDA set forth above and those changes
       could be material    and that "undue reliance should not be placed on
the preliminary
       estimates." If you choose to disclose preliminary results, you should be able to assert that the actual results are not expected to differ materially from that reflected in the
 October 25, 2024
Page 2

       preliminary results. Accordingly, please remove this statement as it implies that investors should not rely on the information presented.
       Please contact Dave Edgar at 202-551-3459 or Chris Dietz at 202-551-3408 if you have questions regarding comments on the financial statements and related matters. Please contact Uwem Bassey at 202-551-3433 or Jan Woo at 202-551-3453 with any other questions.



                                                            Sincerely,

                                                            Division of
Corporation Finance
                                                            Office of
Technology
cc:   M. Ali Panjwani